Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT OF 2020

Summary

The 2020 first quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	Important Notice

1.1

The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All Directors attended the meeting of the Board and considered the quarterly report of the Company.

1.3

The responsible person of the Company, Mr. Wang Chang Shun (Chairman), the responsible person of the finance work of the Company, Mr. Ma Xu Lun (Vice Chairman and President of the Company), and the responsible person of the accounting department, Mr. Xiao Li Xin (Executive Vice President, Chief Accountant and Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The 2020 first quarterly report of the Company is unaudited.

2	Major accounting data and changes of shareholders of the Company

2.1	Major accounting data

Unit: Million Currency: RMB

	31 March 2020	31 December 2019	Increase / decrease at the end of the reporting period as compared to the end of the previous year (%)
Total assets	300,280	306,646	-2.08
Net assets attributable to the shareholders of the Listed Company	58,431	63,863	-8.51

	Three months ended 31 March 2020	Three months ended 31 March 2019	Increase / decrease at the end of the reporting period as compared to the end of the previous year (%)
Net cash flows from operating activities	-8,238	5,087	-261.94

	Three months ended 31 March 2020	Three months ended 31 March 2019	Increase / decrease at the end of the reporting period as compared to the end of the previous year (%)
Operating revenue	21,141	37,633	-43.82
Net profit attributable to the shareholders of the Listed Company	-5,262	2,649	-298.64
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	-5,353	2,459	-317.69
Weighted average return on net assets (%)	-8.61	4.10	Decreased by 12.71 percentage points
Basic earnings per share (RMB/share)	-0.43	0.22	-295.45
Diluted earnings per share (RMB /share)	-0.43	0.22	-295.45

Non-recurring gains and losses

☑  Applicable            ☐  Not applicable

Unit: Million            Currency: RMB

Items	Amount for the reporting period
Government grants recorded in the income statement for the current period (exclusive of government grants which are closely related to the business of the Company and entitled pursuant to unified standard quota or amount under the government policy)	7
Gains or losses from changes in fair value of financial assets/liabilities held for trading and derivative financial assets/liabilities and investment gains from disposal of financial assets/liabilities held for trading and derivative financial assets/liabilities and other debt investments (except for hedging activities related to the Company’s normal operating business)	-7
Other non-operating income and expenses besides items above	123
Effect on non-controlling interests after taxation	-1
Effect of income tax	-31

Total	91

2.2

Total number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period.

Unit: Share

Total number of shareholders (shareholders)	248,503

Particulars of the top ten shareholders
Name of the shareholder (in full)	Number of shares held as at the end of the reporting period	Shareholding (%)	Number of shares subject to trading restrictions	Pledged or frozen shares		Capacity
				Status	Number of shares
China Southern Air Holding Limited Company	4,528,431,323	36.92	489,202,658	No	0	State-owned legal entity
HKSCC Nominees Limited	1,750,424,907	14.27	0	Not known	–	Overseas legal entity
Nan Lung Holding Limited	1,634,575,925	13.32	600,925,925	No	0	State-owned legal entity
Hong Kong Securities Clearing Company Limited	531,265,211	4.33	0	No	0	Overseas legal entity
China National Aviation Fuel Group Corporation	490,980,970	4.00	0	No	0	State-owned legal entity
China Securities Finance Corporation Limited	320,484,156	2.61	0	No	0	State-owned legal entity
American Airlines, Inc.	270,606,272	2.21	0	No	0	Overseas legal entity
China Structural Reform Fund Co., Ltd.	242,524,916	1.98	0	No	0	State-owned legal entity
Spring Airlines Co., Ltd.	140,531,561	1.15	0	No	0	Domestic non-State-owned legal entity
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	0.57	0	No	0	Domestic non-State-owned legal entity

Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions
Name of the shareholder	Number of tradable shares not subject to selling restrictions	Type and number of shares
		Type of shares	Number of shares
China Southern Air Holding Limited Company	4,039,228,665	RMB ordinary shares	4,039,228,665
HKSCC Nominees Limited	1,750,424,907	Overseas listed foreign shares	1,750,424,907
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares	1,033,650,000
Hong Kong Securities Clearing Company Limited	531,265,211	RMB ordinary shares	531,265,211
China National Aviation Fuel Group Corporation	490,980,970	RMB ordinary shares	490,980,970
China Securities Finance Corporation Limited	320,484,156	RMB ordinary shares	320,484,156
American Airlines, Inc.	270,606,272	Overseas listed foreign shares	270,606,272
China Structural Reform Fund Co., Ltd.	242,524,916	RMB ordinary shares	242,524,916
Spring Airlines Co., Ltd.	140,531,561	RMB ordinary shares	140,531,561
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	RMB ordinary shares	70,006,275
Explanation of the connected relationship or acting in concert relationship of the above shareholders	China Southern Air Holding Limited Company held aggregate
1,671,287,925 (including shares subject to trading restrictions)
H shares of the Company through its wholly-owned subsidiaries in
Hong Kong, namely Nan Lung Holding Limited and Perfect Lines
(Hong Kong) Limited. The Company is not aware of any other
	connected relationship between other shareholders.
Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable

2.3

Total number of preference shareholders, particulars of the top ten preference shareholders and the top ten preference shareholders holding the Company’s tradable preference shares not subject to selling restrictions as at the end of the reporting period

☐  Applicable            ☑  Not applicable

3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

☑  Applicable            ☐  Not applicable

3.1.1	Significant changes in major items in consolidated balance sheet:

Description and reasons for changes of other financial statements items were as follows:

Unit: million            Currency: RMB

Items	31 March 2020	31 December 2019	Percentage of Change (%)	Main reason(s) for the change
Prepayments	448	1,591	-71.84	Mainly due to the decrease in prepayments for jet fuel
Deferred tax assets	4,066	2,697	50.76	Mainly due to the tax losses resulted from the effect of COVID-19 outbreak
Sales in advance of carriage	2,997	10,303	-70.91	Mainly due to the increase of ticket returns and decrease of sales in advance of carriage resulted from the effect of COVID-19 outbreak
Employee benefits payable	2,291	3,976	-42.38	Mainly due to the payments of 2019 annual bonus during the reporting period
Taxes payable	247	760	-67.50	Mainly due to the decrease of operating revenue and tax losses recognized in the reporting period, which led to the decrease of taxes payable
Long-term loans	4,501	2,391	88.25	Mainly due to the increase of long-term borrowings during the reporting period
Bonds payable	18,246	11,246	62.24	Mainly due to the issuance of medium-term notes and corporate bonds during the reporting period

3.1.2	Significant changes in major items in consolidated income statement:

Unit: million            Currency: RMB

Items	Three months ended 31 March 2020	Three months ended 31 March 2019	Percentage of Change (%)	Main reason(s) for the change
Operating income	21,141	37,633	-43.82	Mainly due to the decrease of operating revenue resulted from the effect of COVID-19 outbreak
Financial expenses	2,633	-41	6,521.95	Mainly due to the increase of exchange losses
Investment income	-598	163	-466.87	Mainly due to the loss of associates resulted from the effect of COVID-19 outbreak
Gains/(losses) arising from changes in fair value	-24	-147	-83.67	Mainly due to the fair value change of derivative financial assets during the reporting period
Income tax expenses	-1,593	890	-278.99	Mainly due to the loss during the reporting period, which led to the decrease of income tax expenses

3.1.3	Significant changes in major items in consolidated cash flow statement:

Unit: million            Currency: RMB

Items	Three months ended 31 March 2020	Three months ended 31 March 2019	Percentage of Change (%)	Main reason(s) for the change
Proceeds from sale of goods and rendering of services	15,829	38,189	-58.55	Mainly due to the decrease of operating revenue and increase of ticket returns in the reporting period resulted from the effect of COVID-19 outbreak
Proceeds from other operating activities	697	462	50.87	Mainly due to the increase of received government grants during the reporting period
Investment income received	/	440	-100.00	Mainly due to the disposal of financing products during the prior period
Payment for acquisition of fixed assets, intangible assets and other long-term assets	1,293	5,164	-74.96	Mainly due to the decrease of acquisition of aircraft and other fixed assets resulted from the effect of COVID-19 outbreak
Proceeds from borrowings	19,388	6,033	221.37	Mainly due to the increase of borrowings during the reporting period
Proceeds from issuance of bonds	22,500	12,000	87.50	Mainly due to the increase of issuance of ultra-short-term financing bills, medium-term notes and corporate bonds during the reporting period
Repayments of borrowings	30,812	18,659	65.13	Mainly due to the increase of repayment for short-term borrowings and ultra-short-term financing bills during the reporting period
Payment for acquisition of non-controlling interest of subsidiaries	232	/	/	Mainly due to the acquisition of non-controlling interest of a subsidiary

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

☑  Applicable            ☐  Not applicable

On 30 October 2019, the tenth meeting of the eighth session of the Board of the Company passed the resolutions to approve the Company to enter into the A Shares subscription agreement with China Southern Air Holding Limited Company and to enter into the H Shares subscription agreement with Nan Lung Holding Limited (together referred to as the “Proposed Non-public Issuance”). China Southern Air Holding Limited Company proposed to subscribe for all A shares to be issued under the Proposed Non-public Issuance, the consideration of which shall be satisfied by cash. Nan Lung Holding Limited proposed to subscribe for all H shares to be issued under the Proposed Non-public Issuance, the consideration of which shall be satisfied by cash. The Proposed Non-public Issuance of A shares and H shares were approved by the extraordinary general meeting and the respective class meetings convened on 27 December 2019.

On 15 April 2020, the Company issued 608,695,652 H shares to Nan Lung Holding Limited and the Company had completed the relevant subscription and completion procedures with Nan Lung. For details, please refer to the “Announcement on Completion of Issuance of H Shares by the Company to Nan Lung Holding Limited” published by the Company on the China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 16 April 2020.

On 24 April 2020, the Issuance Examination Committee of the China Securities Regulatory Commission (the “CSRC”) reviewed the application for the non-public issuance of A shares by the Company. According to the review results, the Company’s application for the non-public issuance of A shares was approved.

Currently, the Company has not received the written approval from the CSRC. The Company will issue a separate announcement upon receipt of the formal approval document from the CSRC. For details, please refer to the “Announcement in relation to the Approval by the Issuance Examination Committee of the CSRC of the Application for the Non-public Issuance of A Shares of the Company” published by the Company on the China Securities Journal, Shanghai Securities News, Securities Times and the website of Shanghai Stock Exchange on 27 April 2020.

3.3	Status on the guarantee provided by the Company

As at the date of this report, the Company and its controlled subsidiaries have established 45 special purpose vehicles (“SPVs”), including China Southern Airlines No. 1 to No. 27, Chongqing Airlines No. 1 and Xiamen Airlines No. 1 to No. 17. The amount of guarantee provided by the Company to China Southern Airlines No. 1 to No. 10, China Southern Airlines No. 12 to No. 26 was approximately US$150 million, US$110 million, US$89 million, US$16 million, US$92 million, US$35 million, US$35 million, US$35 million, US$588 million, US$517 million, US$25 million, US$25 million, US$33 million, US$311 million, US$527 million, US$149 million, US$250 million, US$51 million, US$51 million, US$48 million, US$48 million, US$48 million, US$278 million, US$204 million and US$473 million, respectively. The amount of guarantee provided by Chongqing Airlines to Chongqing Airlines No. 1 was approximately US$360 million. The amount of guarantee provided by Xiamen Airlines to Xiamen Airlines No. 1 to No. 17 was approximately US$17 million, US$11 million, US$11 million, US$14 million, US$15 million, US$20 million, US$9 million, US$14 million, US$15 million, US$15 million, US$16 million, US$13 million, US$19 million, US$18 million, US$18 million, US$13 million and US$12 million, respectively. The total amount of guarantee provided by the Company and its controlled subsidiaries to the aforementioned 43 SPVs was approximately US$4,798 million, equivalent to approximately RMB33,970 million (calculated based on exchange rate of US$1 against RMB7.08), all of which fall within the authorized scope of guarantee approved by the Company in its annual general meeting.

3.4	Undertakings of overdue performance during the reporting period

☐  Applicable            ☑  Not applicable

3.5

Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☑  Applicable            ☐  Not applicable

Since late January 2020, the global spread of the new coronavirus pneumonia epidemic (COVID-19) has led to a sharp decline in aviation demand. As of today, China’s overall epidemic control situation showed a positive trend. Many provinces and cities in China adopted differentiated policies for resuming production and work, and the demand for domestic air passenger transport recovered to a certain extent. However, due to the continuous global spread of COVID-19 and the tightening of international aviation restrictions, the international air passenger traffic has further decreased. The Group has actively responded to changes in market demand, timely adjusted its operation strategy, and vigorously reduced various costs. However, in view of the uncertainty of the development and severe impact of COVID-19 on the civil aviation industry, it is expected that the Group’s operating results in the first half of 2020 will be adversely affected. Investors are reminded of the investment risks.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

29 April 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

4.	APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

As at 31 March 2020

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Unaudited

Items	31 March 2020	31 December 2019
Current assets:
Cash at bank and on hand	1,839	1,994
Derivative financial assets	202	218
Bills receivable		1
Accounts receivables	2,895	3,197
Prepayments	448	1,591
Other receivables	1,872	2,358
Including: Interest receivable	3	8
Dividend receivable	10	7
Inventories	2,021	1,893
Other current assets	5,598	5,486

Total current assets	14,875	16,738

Non-current assets:
Long-term equity investments	5,840	6,445
Other equity instrument investments	1,049	1,049
Other non-current financial assets	99	106
Investment properties	303	304
Fixed assets	82,474	84,374
Construction in progress	38,812	39,344
Right-of-use assets	147,027	149,941
Intangible assets	3,639	3,709
Long-term deferred expenses	734	652
Deferred tax assets	4,066	2,697
Other non-current assets	1,362	1,287

Total non-current assets	285,405	289,908

Total assets	300,280	306,646

Current liabilities:
Short-term loans	12,023	12,250
Bills payable	798
Accounts payable	11,560	13,797
Sales in advance of carriage	2,997	10,303
Contract liabilities	1,737	1,610
Employee benefits payable	2,291	3,976
Taxes payable	247	760
Other payables	5,558	7,503
Including: Interest payable	417	345
Dividends payable	1	6
Non-current liabilities due within one year	22,091	22,794
Other current liabilities	28,800	22,497

Total current liabilities	88,102	95,490

Non-current liabilities:
Long-term loans	4,501	2,391
Bonds payable	18,246	11,246
Lease liabilities	112,070	114,076
Deferred income	900	833
Deferred tax liabilities	172	232
Other non-current liabilities	5,516	5,324

Total non-current liabilities	141,405	134,102

Total liabilities	229,507	229,592

Owners’ equity (or shareholders’ equity)
Share capital (or issued capital)	12,267	12,267
Capital reserve	25,496	25,623
Other comprehensive income	363	406
Surplus reserve	2,579	2,579
Retained earnings	17,726	22,988
Total equity(or shareholders’ equity) attributable to shareholders of the Company	58,431	63,863
Non-controlling interests	12,342	13,191

Total owners’ equity(or shareholders’ equity)	70,773	77,054

Total liabilities and owners’ equity(or shareholders’ equity)	300,280	306,646

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Balance Sheet of the Company

As at 31 March 2020

Prepared by: China Southern Airlines Company Limited

Unit: Million            Currency: RMB Unaudited

Items	31 March 2020	31 December 2019

Current assets:

Cash at bank and on hand	628	937

Derivative financial assets	202	218

Accounts receivable	2,823	3,102

Prepayments	556	1,684

Other receivables	1,645	1,752

Including: Interest receivable	134	135

Dividend receivable	10	7

Inventories	1,328	1,235

Assets classified as held for sale		689

Other current assets	4,431	4,508

Total current assets	11,613	14,125

Non-current assets:

Long-term equity investments	15,309	15,044

Other equity instrument investments	188	188

Other non-current financial assets	18	22

Investment properties	430	435

Fixed assets	55,037	56,774

Construction in progress	30,237	30,233

Right-of-use assets	121,012	123,618

Intangible assets	1,926	1,967

Long-term deferred expenses	73	78

Deferred tax assets	3,903	2,536

Other non-current assets	978	1,034

Total non-current assets	229,111	231,929

Total assets	240,724	246,054

Current liabilities:

Short-term loans	15,174	15,079

Bills payable	548

Accounts payable	8,236	10,107

Sales in advance of carriage	1,955	8,318

Contract liabilities	1,557	1,442

Employee benefits payable	1,470	2,916

Taxes payable	59	91

Other payables	6,390	9,527

Including: Interest payable	327	304

Non-current liabilities due within one year	17,674	18,176

Other current liabilities	25,000	19,498

Total current liabilities	78,063	85,154

Non-current liabilities:

Long-term loans	4,320	2,320

Bonds payable	14,149	8,149

Lease liabilities	92,434	94,075

Deferred income	456	442

Other non-current liabilities	3,908	3,827

Total non-current liabilities	115,267	108,813

Total liabilities	193,330	193,967

Owners’ equity(or shareholders’ equity)

Share capital(or issued capital)	12,267	12,267

Capital reserve	25,541	25,541

Other comprehensive income	25	68

Surplus reserve	2,579	2,579

Retained earnings	6,982	11,632

Total owners’ equity(or shareholders’ equity)	47,394	52,087

Total liabilities and owners’ equity(or shareholders’ equity)	240,724	246,054

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Income Statement

For the three months ended 31 March 2020

Prepared by: China Southern Airlines Company Limited

Unit: Million            Currency: RMB Unaudited

Items	First quarter of 2020	First quarter of 2019
1. Total revenue	21,141	37,633
Including: Operating income	21,141	37,633
2. Total operating costs	28,928	34,692
Including: Cost of sales	23,940	32,072
Taxes and surcharges	49	66
Selling and distribution expenses	1,389	1,671
General and administrative expenses	831	836
Research and development expenses	86	88
Financial expenses	2,633	-41
Including: Interest expenses	1,645	1,455
Interest income	16	36
Add: Other income	676	560
Investment income (“-” for losses)	-598	163
Including: Share of profit of associates and joint ventures	-598	163
Gains/(losses) arising from changes in fair value (“-” for losses)	-24	-147
Gains/(losses) on disposal of property, plant and equipment and construction in progress	1	36
3. Operating profit (“-” for losses)	-7,732	3,553
Add: Non-operating income	131	223
Less:Non-operating expenses	2	2
4. Total profits (“-” for losses)	-7,603	3,774
Less: Income tax expenses	-1,593	890
5. Net profit (“-” for net losses)	-6,010	2,884
(1) By continuity
Net profit from continuing operations (“-” for net losses)	-6,010	2,884
(2) By ownership
Net profit attributable to shareholders of the Company	-5,262	2,649
Non-controlling interests	-748	235
6. Other comprehensive income, net of tax	-43	-28
Other comprehensive income (net of tax) attributable to shareholders of the Company	-43	-28
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan
2. Equity-accounted investees – share of other comprehensive income (non-recycling)
3. Changes in fair value of other equity instruments
4.Changes in fair value of credit risk specific to the company
(2) Items that may be reclassified subsequently to profit or loss:	-43	-28
1.Equity-accounted investees – share of other comprehensive income (recycling)
2.Changes in fair value of available-for-sale financial assets
3.Transferred to other comprehensive income upon reclassification of financial assets
4.Credit loss allowance for other debt instruments
5.Cash flow hedge: net movement in the hedging reserve	-43	-22
6.Translation differences arising on translation of foreign currency financial statements		-6
7. Total comprehensive income	-6,053	2,856
Attributable to shareholders of the Company	-5,305	2,621
Attributable to non-controlling interests	-748	235
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	-0.43	0.22
(2) Diluted earnings per share (RMB/share)	-0.43	0.22

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Income Statement of the Company

For the three months ended 31 March 2020

Prepared by: China Southern Airlines Company Limited

Unit: Million            Currency: RMB Unaudited

Items	First quarter of 2020	First quarter of 2019
1. Total revenue	14,272	25,860
Less: Cost of sales	16,544	22,021
Taxes and surcharges	20	35
Selling and distribution expenses	923	1,091
General and administrative expenses	482	467
Research and development expenses	50	58
Financial expenses	2,099	-248
Including: Interest expense	1,328	1,046
Interest income	5	27
Add: Other income	278	222
Investment income (“-” for losses)	-596	159
Including: Share of profit of associates and joint ventures	-596	159
Gains/(losses) arising from changes in fair value (“-” for losses)	-19	-151
Gains/(losses) on disposal of property, plant and equipment and construction in progress	57	70
2. Operating profit (“-” for losses)	-6,126	2,736
Add: Non-operating income	124	210
3. Total profits (“-” for losses)	-6,002	2,946
Less: Income tax expenses	-1,352	697
4. Net profit (“-” for net losses)	-4,650	2,249
Net profit from continuing operations (“-” for net losses)	-4,650	2,249
Net profit from discontinued operations (“-” for net losses)
5. Other comprehensive income, net of tax	-43	-22
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan
2. Equity-accounted investees – share of other comprehensive income (non-recycling)
3. Changes in fair value of other equity instruments
4. Changes in fair value of credit risk specific to the company
(2) Items that may be reclassified to profit or loss:	-43	-22
1. Equity-accounted investees – share of other comprehensive income (recycling)
2. Changes in fair value of available-for-sale financial assets
3. Transferred to other comprehensive income upon reclassification of financial assets
4. Credit loss allowance for other debt instruments
5. Cash flow hedge: net movement in the hedging reserve	-43	-22
6. Translation differences arising on translation of foreign currency financial statements
6. Total comprehensive income	-4,693	2,227
7. Earnings per share:
(1) Basic earnings per share (RMB/share)
(2) Diluted earnings per share (RMB/share)

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Cash Flow Statement

For the three months ended 31 March 2020

Prepared by: China Southern Airlines Company Limited

Unit: Million            Currency: RMB Unaudited

Items	Three months ended 31 March 2020	Three months ended 31 March 2019
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	15,829	38,189
Refund of taxes and surcharges	6	48
Proceeds from other operating activities	697	462
Sub-total of operating cash inflows from operating activities	16,532	38,699
Payment for goods and services	16,743	25,207
Payment to and for employees	7,074	7,235
Payment of taxes and surcharges	571	759
Payment for other operating activities	382	411
Sub-total of cash outflows from operating activities	24,770	33,612
Net cash flows from operating activities	-8,238	5,087
2. Cash flows from investment activities:
Proceeds from disposal of investments		440
Investment income received		9
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	207	269
Proceeds from other investing activities	21	36
Sub-total of cash inflows from investing activities	228	754
Payment for acquisition of fixed assets, intangible assets and other long-term assets	1,293	5,164
Sub-total of cash outflows from investment activities	1,293	5,164
Net cash flows from investing activities	-1,065	-4,410
3. Cash flows from financing activities:
Proceeds from borrowings	19,388	6,033
Proceeds from issuance of bonds	22,500	12,000
Proceeds from other financing activities
Sub-total of cash inflows from financing activities	41,888	18,033
Repayments of borrowings	30,812	18,659
Payment for dividends, profit distributions or interest	1,687	1,696
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries		1
Payment for acquisition of non-controlling interest of subsidiaries	232
Sub-total of cash outflows from financing activities	32,731	20,355
Net cash flows from financing activities	9,157	-2,322
4. Effect of changes in exchange rate on cash and cash equivalents	2	-7
5. Net increase in cash and cash equivalents	-144	-1,652
Add: Cash and cash equivalents at the beginning of the period	1,849	7,192
6. Cash and cash equivalents at the end of the period	1,705	5,540

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

Cash Flow Statement of the Company

For the three months ended 31 March 2020

Prepared by: China Southern Airlines Company Limited

Unit: Million            Currency: RMB Unaudited

Items	Three months ended 31 March 2020	Three months ended 31 March 2019
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	9,289	26,745
Refund of taxes and surcharges	6	48
Proceeds from other operating activities	385	314
Sub-total of operating cash inflows from operating activities	9,680	27,107
Payment for goods and services	12,666	17,432
Payment to and for employees	5,522	5,544
Payment of taxes and surcharges	378	497
Payment for other operating activities	283	316
Sub-total of cash outflows from operating activities	18,849	23,789
Net cash flows from operating activities	-9,169	3,318
2. Cash flows from investment activities:
Proceeds from disposal of investments		440
Investment income received		6
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	796	34
Proceeds from other investing activities	5	27
Sub-total of cash inflows from investing activities	801	507
Payment for acquisition of fixed assets, intangible assets and other long-term assets	646	4,999
Payment for acquisition of investments	232	203
Sub-total of cash outflows from investment activities	878	5,202
Net cash flows from investing activities	-77	-4,695
3. Cash flows from financing activities:
Proceeds from borrowings	17,120	5,173
Proceeds from issuance of bonds	19,000	12,000
Sub-total of cash inflows from financing activities	36,120	17,173
Repayments of borrowings	25,753	16,458
Payment for dividends, profit distributions or interest	1,432	1,206
Sub-total of cash outflows from financing activities	27,185	17,664
Net cash flows from financing activities	8,935	-491
4. Effect of changes in exchange rate on cash and cash equivalents	2	-6
5. Net increase in cash and cash equivalents	-309	-1,874
Add: Cash and cash equivalents at the beginning of the period	859	3,620
6. Cash and cash equivalents at the end of the period	550	1,746

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Ma Xu Lun

Responsible person of the accounting department: Mr. Xiao Li Xin

4.2	Audited Report

☐  Applicable            ☑Not applicable